1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2016

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No   ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: April 14, 2016	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

2016 First Quarter Earnings Conference
April 14, 2016
© 2016 TSMC, Ltd
Open innovation platform®

Agenda TSMC Property
? Welcome Elizabeth Sun
? 1Q16 Financial Results and 2Q16 Outlook Lora Ho
? Key Messages Lora Ho Mark Liu C.C. Wei
? Q&A
© 2016 TSMC, Ltd
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Safe Harbor Notice TSMC Property
? TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements.
? Information as to those factors that could cause actual results to vary can be found in TSMC’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission
(the “SEC”) on April 11, 2016 and such other documents as
TSMC may file with, or submit to, the SEC from time to time.
? Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.
© 2016 TSMC, Ltd
Open innovation platform®

Statements of Comprehensive Income TSMC Property
Selected Items from Statements of Comprehensive Income
1Q16 1Q16 1Q16 1Q16 1Q16 Guidance 4Q15 1Q15 over over Guidance 4Q15 1Q15
(In NT$ billions) (revised)
Net Revenue 203.50 201-203 198-201 203.52 222.03 0.0% -8.3%
Gross Margin 44.9% 44%—46% 47%—49% 48.6% 49.3% -3.7 ppts -4.4 ppts
Operating Expenses (20.88) (21.22) (22.54) -1.6% -7.4%
Operating Margin 34.6% 33.5%—35.5% 36.5%—38.5% 38.3% 39.0% -3.7 ppts -4.4 ppts
Non-Operating Items 1.79 2.68 1.63 -33.2% 9.6%
Net Income to Shareholders of the Parent Company 64.78 72.84 78.99 -11.1% -18.0%
Net Profit Margin 31.8% 35.8% 35.6% -4.0 ppts -3.8 ppts
EPS (NT Dollar) 2.50 2.81 3.05 -11.1% -18.0%
ROE 20.7% 24.6% 29.1% -3.9 ppts -8.4 ppts
Shipment (Kpcs, 12”-equiv. Wafer) 2,056 2,020 2,287 1.8% -10.1%
Average Exchange Rate—USD/NTD 33.14 33.18 32.50 32.63 31.53 1.6% 5.1%
* Diluted weighted average outstanding shares were 25,930mn units in 1Q16.
** ROE figures are annualized based on average equity attributable to shareholders of the parent company.
© 2016 TSMC, Ltd
Open innovation platform®

1Q16 Revenue by Application TSMC Property
Consumer Industrial/Standard Computer 7% 21% 8%
Communication 64%
Communication Computer Consumer Industrial/Standard
150 150 150 150
QoQ +4%
)
B B ) B ) B) $ NT $ $ $
( NT NT NT
( ( ( QoQ -9% enue enue enue en ue
QoQ +15%
Rev Rev QoQ -7% Rev Rev
0 0 0 0
4Q15 1Q16 4Q15 1Q16 4Q15 1Q16 4Q15 1Q16
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1Q16 Revenue by Technology TSMC Property
28nm and below revenue
0.25um and above
0.11/0.13um
4% 2% 90nm
0.15/0.18um 6% 11%
65nm 16/20nm 10% 23% 40/45nm 14% 28nm 30%
4Q15 1Q16
© 2016 TSMC, Ltd
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Balance Sheets & Key Indices TSMC Property
Selected Items from Balance Sheets 1Q16 4Q15 1Q15
(In NT$ billions) Amount % Amount % Amount %
Cash & Marketable Securities 648.39 37.6% 586.16 35.4% 518.98 33.3% Accounts Receivable 96.96 5.6% 85.57 5.2% 99.12 6.4% Inventories 57.24 3.3% 67.05 4.0% 64.60 4.2% Long-term Investments 46.34 2.7% 34.99 2.1% 32.18 2.1% Net PP&E 844.31 48.9% 853.47 51.5% 813.22 52.2%
Total Assets 1,726.53 100.0% 1,657.52 100.0% 1,556.90 100.0%
Current Liabilities 235.89 13.7% 212.23 12.8% 187.56 12.1% Long-term Interest-bearing Debts 181.15 10.5% 192.00 11.6% 214.05 13.7%
Total Liabilities 445.58 25.8% 434.89 26.2% 432.98 27.8%
Total Shareholders’ Equity 1,280.95 74.2% 1,222.63 73.8% 1,123.92 72.2%
Key Indices
A/R Turnover Days 41 41 44 Inventory Turnover Days 54 62 57 Current Ratio (x) 3.4 3.5 3.7 Asset Productivity (x) 1.0 1.0 1.1

*	Total outstanding shares were 25,930mn units at 3/31/16.

** Asset productivity = Annualized net revenue / Average net PP&E
© 2016 TSMC, Ltd
Open innovation platform®

Cash Flows TSMC Property
(In NT$ billions) 1Q16 4Q15 1Q15
Beginning Balance 562.69 515.73 358.45
Cash from operating activities 121.53 144.67 156.00 Capital expenditures (38.14) (84.52) (48.88) Short-term loans (4.12) 5.77 (17.34) Investments and others (23.98) (18.96) (10.82)
Ending Balance 617.98 562.69 437.41

(1)

Free Cash Flow 83.39 60.15 107.12

(1)	Free cash flow = Cash from operating activities – Capital expenditures

© 2016 TSMC, Ltd
Open innovation platform®

2Q16 Guidance TSMC Property
Based on our current business outlook and exchange rate assumption, management expects:
? Revenue to be between NT$ 215 billion and NT$ 218 billion, at a forecast exchange rate of 32.3 NT dollars to 1 US dollar
? Gross profit margin to be between 49% and 51%
? Operating profit margin to be between 38.5% and 40.5%
© 2016 TSMC, Ltd
Open innovation platform®

Recap of Recent Major Events
TSMC Property
TSMC to Sell 5.1% of Xintec Inc. (2016/04/08)
TSMC and Nanjing Sign 12-inch Fab Investment Agreement ( 2016/03/28 )
ARM and TSMC Announce Multi-Year Agreement to Collaborate on 7nm FinFET Process Technology for High-Performance Compute (2016/03/15)
TSMC and MediaTek Extend Collaboration on Ultra-Low Power Technology to Capture the Emerging IoT Market (2016/03/15)
TSMC Details Earthquake Impact, Updates 1Q’16 Guidance. First Quarter Revenue is Expected to be Between NT$201 billion to NT$203 billion, Gross Profit Margin to be Between 44% and 46%, and Operating Profit Margin to be Between 33.5% and 35.5% (2016/02/17)
TSMC Assessing February 6 Earthquakes and Planning Recovery (2016/02/06)
TSMC Board of Directors Proposes NT$6 Cash Dividend per Common Share and Approves 2015 Annual General Meeting to be Held on June 7, 2016 (2016/02/02)
? Please visit TSMC’s website (http://www.tsmc.com) and Market Observation Post System (http://mops.twse.com.tw) for details and other announcements
© 2016 TSMC, Ltd
Open innovation platform®

TSMC Property
http://www.tsmc.com invest@tsmc.com
© 2016 TSMC, Ltd
Open innovation platform®